Exhibit 99.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-113797 on Form S-8 of our report relating to the financial statements of Semiconductor Manufacturing International Corporation dated March 29, 2006, appearing in this Annual Report on Form 20-F of Semiconductor Manufacturing International Corporation for the year ended December 31, 2005.

/s/ Deloitte Touche Tohmatsu

Certified Public Accountant

Hong Kong

June 29, 2006